Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

As of January 30, 2021, Ollie’s Bargain Outlet Holdings, Inc. (hereinafter, the “Company”) had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $0.001 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information.

General. The Company has authority to issue 500,000,000 shares of Common Stock, and 50,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”), issuable in one or more series from time to time by resolution of the Company’s Board of Directors (the “Board”).

Voting rights. Holders of Common Stock are entitled to one vote per share held of record as of the applicable record date on any matter that is submitted to a stockholder vote and shall be entitled to vote at all stockholder meetings. Our stockholders will not have cumulative voting rights. Except as otherwise required by law, and subject to the terms of any one or more series or classes of preferred stock, any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by any written consent in lieu of a meeting by such stockholders, unless the directors then in office unanimously recommend that such action be permitted to be taken by written consent of stockholders.

Dividend rights. Holders of our common stock are entitled to receive dividends or other distributions when and if, declared by our Board out of assets or funds legally available therefor, and will share equally in any dividend, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions or prior rights on the payment of dividends imposed by the terms of any outstanding preferred stock or any other classes or series of stock at the time outstanding having prior rights as to dividends or other distributions.

Liquidation rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably and proportionally in our remaining assets that are legally available for distribution to stockholders after payment of liabilities, subject to the prior rights of our creditors and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of our affairs. In any such case, we must pay the applicable distribution to the creditors and/or holders of our preferred stock before we may pay distributions to the holders of our common stock.

No preemption, conversion or other rights; No sinking fund provisions. Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. There are no sinking fund provisions

Anti-Takeover Effects of the Certificate of Incorporation and Bylaws. The provisions of the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Fourth Amended and restated Bylaws (the “Bylaws”) described below may have the effect of delaying, deferring or preventing a change in control of the Company:

•	Our Board may issuer, without further action by the stockholders, up to 50,000,000 shares of undesignated Preferred Stock;

•	Subject to certain exceptions, the Bylaws may require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	The Bylaws specify that special meetings of our stockholders can be called only be a majority of our Board, the Chairperson of the Board or upon the request of the Chief Executive Officer;

•	the Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

•	the Bylaws establish that the Board may be divided into classes with terms set forth therein until the annual meeting of stockholders to be held in 2022;

•	the Bylaws prevent cumulative voting in the election of directors; and

•	the Bylaws provide that vacancies on our Board may be filled only by a majority of directors then in office, even if less than a quorum.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Incorporation and Bylaws. For additional information we encourage you to read: the Certificate of Incorporation and Bylaws, all of which are exhibits to the Company’s Annual Report on Form 10-K; and applicable provisions of the General Corporation Law of the State of Delaware.